[redacted]

13013438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

SEC FILE NUMBER
8 -68662

3/7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crosstree Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4301 Anchor Plaza Parkway, Suite 450
(No. and Street)

Tampa	Florida	33634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ellis — (813) 774-4750
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, Jeff Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crosstree Capital Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

JENNY MILIOTIS
Notary Public. State of Florida
Commission# EE 77069
My comm. expires March 23. 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CROSSTREE CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Crosstree Capital Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Crosstree Capital Securities, LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crosstree Capital Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 7, 2013

CROSSTREE CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	105,063
Due from affiliate (Note 4)		107,812
Accounts receivable (Note 1)		558
Total assets	**$**	**213,433**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Promissory note payable (Note 4)	$	25,000
Accounts payable		5,494
Total liabilities		30,494
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBERS' EQUITY (Note 2)		182,939
Total liabilities and members' equity	**$**	**213,433**

CROSSTREE CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Crosstree Capital Securities, LLC (the "Company") is a Florida limited liability company formed on July 21, 2008. The Company is affiliated with Crosstree Capital Partners, Inc. ("CCP"), a management consulting firm to life sciences companies, through common ownership. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

The Company provides investment banking and corporate finance advisory and consulting services regarding mergers and acquisitions and growth capital financing. The Company specializes in the life sciences and healthcare industries, with a focus on pharmaceutical outsourcing, diagnostic products and services and life sciences tools.

Revenue Recognition

The Company's main source of revenue is consulting and advisory fees and records this revenue when earned. As of December 31, 2012 management has determined that no allowance for doubtful accounts is necessary.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for year before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2012, the Company had net capital and net capital requirements of $74,569 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.41 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - OPERATING LEASE

The Company has a noncancelable operating lease for subleased office space which expires November 30, 2013. In addition, the future minimum lease payments are $9,682 for the year ended December 31, 2013. Rental expense was $10,562 for the year ended December 31, 2012.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CCP. Under the agreement, the Company pays 50% of CCP's operating expenses including, but not limited to legal, marketing, payroll and salaries, utilities and insurance expenses.

The Company has entered into a separate agreement to sublease office space from CCP through November 30, 2013 (see Note 3).

The Company is owed $107,812 from CCP as of December 31, 2012. The Company plans to apply this amount toward its monthly payment in accordance with the expense sharing agreement.

The Company has a convertible promissory note payable due to a related party, Shane Senior. As of December 31, 2012, the Company owes $25,000 of principal. The note requires periodic payments of simple interest on the principal balance at a rate of three percent (3%) per annum. Such interest will accrue until repayment of the note or until conversion.

The note is convertible into 33.3% of the fully diluted interest of the Company at any time upon notice to the Company. In the event that the conversion date does not occur prior to December 31, 2020, the Company shall, upon written demand, pay the full principal balance and all accrued interest.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable, and due from affiliate are carried at amounts that approximate fair value due to the short-term nature of those instruments. The estimated fair value of the Company's convertible promissory note payable, based on the market rates of interest and similar maturities, approximates its carry value or contracted amounts.

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.